Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

02 AUG -1 AM 9:2

82-34668

July 30, 2002

RECEIVED
SEC MAIL PROCESSING
JUL 31 2002
WASH. D.C.

FEDERAL EXPRESS

Securities and Exchange Con[redacted]
Office of International Corpo
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

02049007

SUPPL

Re: Chugai Pharmaceutical Co., Ltd. -- Rule 12g3-2(b)(iii) Submission

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto. Chugai made its initial Rule 12g3-2(b) filing on July 5, 2002, and does not yet have a Commission file number.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

ESF:bam

Enclosure

dlw 8/2

NY 671986_1

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

02 AUG -1 AM 9:

July 30, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
<u>Rule 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

We refer to the exemption application filed under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, by Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), on July 5, 2002.

Pursuant to Rule 12g3-2(b)(iii), the Company is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this application, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________
Name: Nobuyoshi Ando
Title: Director of Accounting Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None

B. Japanese Language Documents.

1. Extraordinary Reports

    a. Extraordinary Report, dated July 12, 2002, with respect to the issuance of new shares of the Company upon the merger with Nippon Roche K.K. (Brief description of which is set forth in Exhibit B)

    b. Extraordinary Report, dated July 12, 2002, with respect to the increase of representative directors of the Company (Brief description of which is set forth in Exhibit B)

2. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

    a. Document titled "Notice of Resolution on Increase in Number of Representative Directors" dated July 5, 2002 (English translation as Attachment 1)

    b. Document titled "Adjustment of Conversion Price of Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds" dated July 8, 2002 (English translation as Attachment 2)

3. Statutory public notices

    a. Public notice, dated June 28, 2002, of the merger (published in the official gazette and the newspaper designated in the Articles of Incorporation of the Company) (English translation as Attachment 3)

    b. Public notice, dated July 5, 2002, of the reduction of capital and capital reserve (English translation as Attachment 4)

    c. Public notice, dated July 16, 2002, of the record date (English translation as Attachment 5)

4. Public notice, dated July 16, 2002, of the adjustment of conversion price of Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds (English translation as Attachment 6)

Exhibit B

Brief Description of Japanese Language Documents
Designated in Exhibit A

1. Extraordinary Report, dated July 12, 2002, with respect to the issue of new shares of the Company accompanied by the merger

   Under the Securities and Exchange Law of Japan, the Company is required to file with the Kanto Local Financial Bureau an Extraordinary Report promptly after the occurrence of certain events designated under the law. The Company filed the above-referenced Extraordinary Report because the proposed merger (the "Merger") between the Company and Nippon Roche K.K. (with the surviving company being the Company) was approved at the ordinary general meeting of shareholders of the Company held on June 27, 2002, and consequently, it became definite that pursuant to the terms of the Merger, the Company would issue new shares to the shareholders of Nippon Roche K.K. upon the Merger.

   The report sets forth, among other matters, the class and number of such new shares, the method and date of the issuance and the amount of paid-in capital of the Company to be increased upon the issuance.

2. Extraordinary Report, dated July 12, 2002, with respect to the increase of the representative directors of the Company

   The above-referenced Extraordinary Report sets forth information concerning the two persons who were elected by the board of directors of the Company to assume the office of representative director of the Company as of October 1, 2002.

02 AUG -4 AM 9:[illegible]

[TRANSLATION]

July 5, 2002

Name of listed company	Chugai Pharmaceutical Co., Ltd.
Securities code	4519 (Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange)
Headquarters	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative	Osamu Nagayama, President and CEO
Inquiries	Shizuo Kagoshima, Director, Public Relations Office (03) 3273-0881

Notice of Resolution on Increase in Number of Representative Directors

At the meeting held on June 27, 2002, the Board of Directors of Chugai Pharmaceutical Co., Ltd., resolved to increase the number of Representative Directors of the Company as set forth below.

1. Reason for the Increase

Chugai's Board of Directors has determined that upon the merger with Nippon Roche K.K. (scheduled for October 1, 2002), it will increase the number of Representative Directors from 2 to 4 in order to establish a new management system for the "new" Chugai. Mr. Osamu Nagayama, President, CEO and Representative Director, and Mr. Yuji Suzawa, Deputy President, CFO and Representative Director will retain their titles and offices.

2. Newly Appointed Representative Directors and their Profliles

a)

(1) Name and title Deputy President and Representative Director
Mr. Ken-ichiro Gocho

(2) Date of birth March 26, 1937

(3) Date of commencement of office October 1, 2002

(4) Number of Chugai shares held 9,602 shares

(5) Professional career

Apr. 1960	Entered the Company
Mar.1993	Vice President and Member of the Board, First Senior Manager of Product Planning Dept.

Jan. 1995	Vice President and Member of the Board, General Manager of Pharmaceuticals Group
Jun. 1996	Senior Vice President and Member of the Board, General Manager of Pharmaceuticals Group
Oct. 1997	Senior Vice President and Member of the Board, in charge of research and sales of pharmaceuticals
Jan. 1998	Senior Vice President and Member of the Board, Deputy Senior General Manager of Pharmaceuticals Group
Jun. 1998	Senior Vice President and Member of the Board, Chief Marketing Officer
Jun. 1999	Executive Vice President and Member of the Board, in charge of Personal Healthcare Div. and Medical Device Div.
Dec. 2001	Executive Vice President and Member of the Board
Jun. 2002	Deputy President and Member of the Board (to present)
Oct. 2002 (scheduled)	Deputy President and Representative Director

b)

(1) Name and title Deputy President and Representative Director
Mr. Wataru Ogawa

(2) Date of birth October 29, 1946

(3) Date of commencement of office October 1, 2002

(4) Number of Chugai shares held none

(5) Professional career

Apr. 1969	Sony Corporation
Nov. 1987	Vice President, Corporate Planning, Sony Corporation of America
Aug. 1998	Global Marketing General Manager, Sony Corporation
Jan. 2000	F. Hoffmann-La Roche Ltd.
Sep. 2000	Member of the Board, Nippon Roche K.K.
Jan. 2001	President and CEO, Nippon Roche (to present)
Oct. 2002 (scheduled)	Deputy President & Representative Director of Chugai

Attachment 2

[TRANSLATION]

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya and Fukuoka Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama President & CEO
Inquiries to:	Shizuo Kagoshima Manager of Public Relations Office
Tel:	03-3273-0881

July 8, 2002
Chugai Pharmaceutical Co., Ltd.

ADJUSTMENT OF CONVERSION PRICE OF SERIES NO.6 CHUGAI PHARMACEUTICAL UNSECURED CONVERTIBLE BONDS

With respect to the Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds (the "Bonds"), we have discussed the adjustment of the conversion price of the Bonds due to the proposed capital reduction and other events as well as the necessity of such adjustment with the parties concerned. We hereby announce the basic concept of such adjustment on which we and the parties concerned have agreed, as set forth below.

It should be noted that this press release is intended to announce only the basic concept of the adjustment of the conversion price of the Bonds and that the actual conversion price after adjustment will be determined at such time as described below after the determination of certain undetermined matters and completion of prescribed procedures.

1. In connection with the proposed reduction of capital and capital reserve accompanied by the allotment of shares of Gen-Probe Incorporated ("Gen-Probe") and payment of cash, the conversion price of the Bonds shall be adjusted as follows:

(a) Treatment of Chugai Pharmaceutical Common Stock

- The allotment of Gen-Probe shares and payment of cash (collectively, the "Payment") shall be made to each shareholder registered on the shareholders' registry of Chugai as of July 31, 2002, the record date for the Payment. In terms of trading on the stock exchanges, however, July 25, 2002 is the last day on which Chugai shares are sold with

the right to receive the Payment.

- The amount of the Payment per Chugai share (see note below) will be calculated based on the aggregate amount (approximately ¥92 billion) of the appraisal value of Gen-Probe and the cash to be paid to shareholders upon the reduction of capital and capital reserve. Based on such per share amount of the Payment, the standard stock price of Chugai shares used by the Tokyo Stock Exchange and the other stock exchanges on which Chugai shares are listed will be adjusted. The number of total issued shares of Chugai to be used in calculating such per share amount of the Payment is the most current number of the total issued shares of Chugai available on July 25, 2002, which is the last trading day of Chugai shares with the right to receive the Payment as mentioned above.

  Note: The above-mentioned per share amount of the Payment is calculated solely for the purposes of adjusting the standard stock price used by the Tokyo Stock Exchange and the other stock exchanges. The definitive amount of the Payment per Chugai share as of July 31, 2002 (the record date) will be recalculated and fixed based on the actual number of the total issued shares as of July 31, 2002.

(b) Formula for Adjustment of Conversion Price

Based on the adjustment of the standard stock price of Chugai shares by the Tokyo Stock Exchange and the other stock exchanges, the conversion price of the Bonds will be adjusted in the following manner:

We will calculate the ratio (the "Adjustment Ratio") of the per share amount of the Payment (to be calculated as described in (a) above) to the closing price of Chugai shares at the Tokyo Stock Exchange on July 25, 2002. Based on the Adjustment Ratio, the conversion price after adjustment will be calculated by the following formula:

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment (¥1,014)} \times (1 - \text{Adjustment Rate})$$

* To be calculated to two decimal places and rounded off to the nearest tenth.

(c) Effective Date of Conversion Price After Adjustment

Conversion price after adjustment will be effective on or after August 1, 2002.

(d) The definitive conversion price after adjustment will be announced on July 25, 2002, and will be published in a public notice promptly thereafter.

2. In connection with the proposed issuance of new shares by way of third party allotment to Roche Pharmholding B.V. (the "Issue"), the conversion price of the Bonds shall be adjusted only if the following conditions are satisfied:

(a) Conditions of Adjustment

Pursuant to Article 35, Paragraph 4(1) of the Agreement Concerning Entrustment of Management of the Bonds, if new shares are issued at a subscription price less than the "market price used in the formula for adjustment of conversion price" set forth below in the Issue, the conversion price of the Bonds will be adjusted pursuant to the following formula:

(Formula for Adjustment of Conversion Price)

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of New Shares To Be Issued} \times \text{Subscription Price Per Share}}{\text{Market Price}}}{\text{Number of Issued Shares} + \text{Number of New Shares To Be Issued}}$$

- Market price used in the formula for adjustment of conversion price:
  Average of the closing prices (including quotations) of regular-way trading of Chugai Pharmaceutical common stock at the Tokyo Stock Exchange for the period of thirty trading days commencing on the forty-fifth trading day preceding the effective date of the conversion price after adjustment (The days on which no closing price is reported shall be excluded.)

- Subscription Price Per Share: ¥1,780

- Number of Issued Shares:
  The number of issued shares as of the date one month prior to the effective date of the conversion price after adjustment

- Number of New Shares To Be Issued:
  111,231,514 shares at maximum (The actual number of new shares to be issued is scheduled to be determined in the middle of September.)

(b) Effective Date of Conversion Price After Adjustment
Conversion Price Ater Adjustment will be applicable on or after the date following the payment date for the Issue (scheduled to be September 27, 2002).

(Reference Information)

○ Summary of Terms of Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds

Issue Date:	September 19, 1996
Total Amount Issued:	¥25,000 million
Outstanding Amount:	¥24,899 million (as of June 30, 2002)
Interest Rate (on an annual basis):	1.05%
Conversion Price:	¥1,014.00

Maturity date:	September 30, 2008
Listing:	Tokyo Stock Exchange, Osaka Securities Exchange

○ Results of Redemption of Series No.3 Chugai Pharmaceutical Unsecured Convertible Bonds (as of June 28)

Issue Date:	June 30, 1987
Total Amount Issued:	¥10,000 million
Amount Redeemed:	¥9,904 million
Number of Shares Converted From the Bonds:	49,166 shares

○ Results of Redemption of Series No.5 Chugai Pharmaceutical Unsecured Convertible Bonds (as of June 28)

Issue Date:	July 5, 1994
Total Amount Issued:	¥30,000 million
Amount Redeemed:	¥78 million
Number of Shares Converted From the Bonds:	24,934,967 shares

Attachment 3

[TRANSLATION]

PUBLIC NOTICE OF MERGER

June 28, 2002

Osamu Nagayama
Representative Director and President
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo

Wataru Ogawa
Representative Director and President
Nippon Roche K.K.
6-1, Shiba 2-chome, Minato-ku, Tokyo

At the ordinary general meeting of shareholders of Chugai Pharmaceutical Co., Ltd. ("Chugai") and the extraordinary general meeting of shareholders of Nippon Roche K.K. ("Nippon Roche") both held on June 27, 2002, it was resolved that Chugai and Nippon Roche shall implement a merger, by which Chugai shall survive and succeed any and all rights and obligations of Nippon Roche and Nippon Roche shall dissolve.

In this connection, any creditor who has an objection to said merger is hereby requested to so inform us within one month from the day following the date hereof.

Attachment 4

[TRANSLATION]

PUBLIC NOTICE OF REDUCTION OF CAPITAL AND CAPITAL RESERVE

July 5, 2002

Osamu Nagayama
Representative Director and President
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo

At the ordinary general meeting of shareholders of our company held on June 27, 2002, it was resolved that the amount of the paid-in capital of our company shall be reduced by JPY 19,059,766,940 and that the amount of the capital reserve shall be reduced by JPY 19,059,766,940. Any creditor who has an objection to said merger is hereby requested to so inform us within a period from the day following the date hereof to September 10, 2002.

Attachment 5

[TRANSLATION]

PUBLIC NOTICE OF RECORD DATE

July 16, 2002

To Our Shareholders:

Osamu Nagayama
Representative Director and President
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

At the ordinary general meeting of shareholders of our company held on June 27, 2002, it was resolved that the amount of paid-in capital and capital reserve shall be reduced by JPY 19,059,766,940, respectively.

Upon the reduction of the capital and capital reserve, we will, pursuant to the resolution mentioned above, allot 0.086 shares of common stock of Gen-Probe Incorporated (if there arises an allotment of fractional shares of less than one share, such fractional shares will be sold in the open market and the proceeds thereof will be distributed) and pay cash in the amount calculated by dividing JPY 12,494,265,480 by the number of total issued shares of our company as of July 31, 2002, for each and every one share of our common stock owned by each shareholder. In this regard, we hereby notify you that for the purpose of determining the shareholders who will receive the allotment of Gen-Probe shares and payment of cash, **July 31, 2002 (Wednesday)** shall be set as the record date, and the shareholders registered on our shareholders' registry and the beneficial shareholders' registry as of the close of such record date shall receive the allotment and payment mentioned above.

* * * * *

Note of Caution

1. If you have not finished transfer of stock registration with respect to the share certificates you own, please complete the transfer at your earliest convenience, or take necessary procedures to use the system for deposit and transfer of share certificates at securities companies, etc. In addition, if you have not notified us of changes of address, seal or other matters, please make a notification of such changes promptly.

2. If you need to make a notification regarding withholding income tax to be imposed on the deemed dividends accrued from the above-mentioned allotment of Gen-Probe shares and cash payment, please send such notification promptly.

Transfer Agent: Main Office: (Inquiries to)	UFJ Trust Bank Limited Transfer Agent Department 10-11, Higashi-suna 7-chome, Koto-ku, Tokyo, 137-8081 Tel: 03-5683-5111 (Main)
Agent Office:	Each branch office of UFJ Trust Bank Limited Each branch office of Nomura Securities Co., Ltd.

Attachment 6

[TRANSLATION]

ADJUSTMENT OF CONVERSION PRICE OF SERIES NO.6 CHUGAI PHARMACEUTICAL UNSECURED CONVERTIBLE BONDS

July 16, 2002

To the Bondholders:

Osamu Nagayama
Representative Director and President
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

At the ordinary general meeting of shareholders of our company held on June 27, 2002, the reduction of capital and capital reserve, accompanied by the allotment of shares of common stock of Gen-Probe Incorporated ("Gen-Probe") and payment of cash, was approved. It is hereby notified that in connection with such reduction of capital and capital reserve, the conversion price of the Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds (the "Bonds") (with the special arrangement that the convertible bonds are concurrent only among the convertible bonds) shall be adjusted in the following manner:

1. Manner of Adjustment of Conversion Price

Based on the adjustment of the standard stock price of Chugai common stock to be made by the Tokyo Stock Exchange and other stock exchanges on which Chugai common stock is listed as a result of he allotment of Gen-Probe shares and payment of cash (collectively, the "Payment"), the conversion price of the Bonds will be adjusted as follows:

- The amount of the Payment per Chugai share will be calculated by dividing the aggregate amount (approximately ¥92 billion) of the appraisal value of Gen-Probe and the cash to be paid to shareholders upon the reduction of capital and capital reserve by the number of total issued shares of Chugai. While the Payment shall be made to each shareholder registered on the shareholders' registry and the beneficial shareholders' registry of Chugai as of the close of July 31, 2002, the record date for the Payment, in terms of trading on the stock exchanges, July 25, 2002 is the last day on which Chugai shares of common stock are sold with the right to receive the Payment. Therefore, the number of total issued shares of Chugai to be used in said calculation is the most current number of the total issued shares of Chugai available on July 25, 2002.

- We will calculate the ratio (the "Adjustment Ratio") of the per share amount of the Payment to the closing price of Chugai share at the Tokyo Stock Exchange on July 25, 2002. Based on the Adjustment Ratio, the conversion price after adjustment will be calculated by the formula below (to be calculated to two decimal places and rounded off to the nearest tenth).

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment (¥1,014)} \times (1 - \text{Adjustment Rate})$$

2. Effective Date of Conversion Price After Adjustment

   Conversion price after adjustment will be effective on or after August 1, 2002.

3. The definitive conversion price after adjustment will be published in a public notice once it is fixed.